As filed with the Securities and Exchange Commission on October 24, 2001
                                                      Registration No. 333-64120
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ______________
                                PRE-EFFECTIVE
                               AMENDMENT NO. 1 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ______________

                  ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
              (Exact name of registrant as specified in charter)

                            Florida                                                    59-2327381
(State or other jurisdiction of incorporation or organization)            (I.R.S. Employer Identification No.)

                            1810 N.E. 144th Street
                          North Miami, Florida 33181
                                (305) 944-7710
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ______________
                                  Slav Stein
                     President and Chief Executive Officer
                  Advanced Electronic Support Products, Inc.
                            1810 N.E. 144th Street
                          North Miami, Florida 33181
                                (305) 944-7710
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ______________
                                   Copy to:
                           Philip B. Schwartz, Esq.
                       Akerman Senterfitt & Eidson, P.A.
                    One Southeast Third Avenue, 28th Floor
                             Miami, Florida 33131
                                (305) 374-5600

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[_]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+  The information in this prospectus is not complete and may be changed. We   +
+ may not sell these securities until the registration statement filed with + + the Securities and Exchange Commission is effective. This prospectus is not + + an offer to sell these securities and it is not soliciting an offer to buy +
+  these securities in any state where the offer or sale is not permitted.     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                  PROSPECTUS

                               2,332,702 Shares

                              ADVANCED ELECTRONIC
                            SUPPORT PRODUCTS, INC.

                                 COMMON STOCK

                                ______________

          This prospectus relates to the resale of up to 2,332,702 shares of our common stock by the selling shareholders identified in the table on pages 11 and 12 of this prospectus. We will not receive any proceeds from the sale of the common stock offered through this prospectus. We will receive the proceeds from exercises of the stock options underlying a portion of the registered shares.

                                ______________

          Our common stock and warrants are quoted on the Nasdaq SmallCap Market under the symbols "AESP" and "AESPW," respectively. On October 23, 2001, the closing prices of our common stock and warrants as quoted on the Nasdaq SmallCap Market were $2.35 and $0.10 respectively.


                                ______________

          Investing in these securities involves risks. See "Risk Factors" beginning on page 2 of this prospectus for a discussion of certain factors that you should consider before buying these shares of our common stock.

                                ______________

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.



                               October ___, 2001

                               Table of Contents


                                                              Page
                                                              ----

Where You Can Find More Information.......................       i
Information Incorporated by Reference.....................      ii
Disclosure Regarding Forward-Looking Statements...........     iii
Summary...................................................       1
Risk Factors..............................................       2
Use of Proceeds...........................................      10
Selling Shareholders......................................      11
Plan of Distribution......................................      13
Legal Matters.............................................      14
Experts...................................................      14

     When used in this prospectus and any prospectus supplement, the terms "AESP," "we," "our," and "us" refer to Advanced Electronic Support Products, Inc. and its subsidiaries. The following summary contains basic information about us. It likely does not contain all the information that is important to you. We encourage you to read this entire prospectus and the documents we have referred you to.

                      Where You Can Find More Information

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at:

     . Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and
     .  Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511.


     You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, to register with the Commission the securities described herein. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our securities, you should refer to the registration statement.

                     Information Incorporated by Reference

     The Commission allows us to provide information about our business and other important information to you by "incorporating by reference" the information we file with the Commission, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission's regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

     We incorporate into this prospectus by reference the following documents filed by us with the Commission, each of which should be considered an important part of this prospectus:



SEC Filing (File No. 001-12739)                                     Period Covered or Date of Filing
---------------------------------------------------------------     --------------------------------
Annual Report on Form 10-KSB...................................     Years ended December 31, 2000 and 1999
Quarterly Reports on Form 10-Q.................................     Quarters ended March 31, 2001 and June 30, 2001
Current Reports on Form 8-K....................................     September 7, 2001 and September 26, 2001
Description of our common stock contained in Registration
 Statement on Form SB-2 and any amendment or report filed for
 the purpose of updating such description......................     Declared effective February 19, 1997
All subsequent documents filed by us under Sections 13(a),
 13(c), 14 or 15(d) of the Exchange Act of 1934................     After the date of this prospectus


     You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address or telephone number:

                  Advanced Electronic Support Products, Inc.
                            1810 N.E. 144th Street
                          North Miami, Florida 33181
                      Attention: Chief Financial Officer
                             Phone: (305) 944-7710

     Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

     You should rely only on the information contained in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

     The information in this prospectus or any supplement may not contain all of the information that may be important to you. You should read the entire prospectus or any supplement, as well as the documents incorporated by reference in the prospectus or any supplement, before making an investment decision.

                Disclosure Regarding Forward-Looking Statements

     STATEMENTS IN THIS PROSPECTUS THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND
SECTION 21E OF THE EXCHANGE ACT, INCLUDING STATEMENTS REGARDING OUR EXPECTATIONS, HOPES, INTENTIONS OR STRATEGIES REGARDING THE FUTURE. FORWARD-LOOKING STATEMENTS INCLUDE OUR PLANS AND OBJECTIVES FOR FUTURE OPERATIONS AND TRENDS AFFECTING OUR BUSINESS. ALL FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS ARE BASED ON INFORMATION AVAILABLE TO US AS OF THE DATE OF THIS PROSPECTUS, AND WE ASSUME NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO: (I) COMPETITION FROM OTHER MANUFACTURERS AND DISTRIBUTORS OF CONNECTIVITY AND NETWORKING PRODUCTS BOTH NATIONALLY AND INTERNATIONALLY; (II) THE BALANCE OF THE MIX BETWEEN ORIGINAL EQUIPMENT MANUFACTURER SALES (WHICH HAVE COMPARATIVELY LOWER GROSS PROFIT MARGINS WITH LOWER EXPENSES) AND RETAIL SALES (WHICH HAVE COMPARATIVELY HIGHER GROSS PROFIT MARGINS WITH HIGHER EXPENSES) FROM PERIOD TO PERIOD; AND (III) OUR DEPENDENCE ON THIRD PARTIES FOR MANUFACTURING AND ASSEMBLY OF PRODUCTS AND THE ABSENCE OF SUPPLY AGREEMENTS. THESE AND ADDITIONAL FACTORS ARE DISCUSSED HEREIN. YOU SHOULD READ CAREFULLY THE SECTION OF THIS PROSPECTUS UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 2. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN INVOLVE AND ARE SUBJECT TO UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE OUR ACTUAL RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS TO DIFFER FROM THE FUTURE RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS EXPRESS OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENT. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. WE UNDERTAKE NO OBLIGATION TO RELEASE PUBLICLY THE RESULTS OF ANY FUTURE REVISIONS WE MAY MAKE TO FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                                    SUMMARY
                                    -------

The Company
-----------

     Advanced Electronic Support Products, Inc. designs, manufactures, markets and distributes computer connectivity and networking products nationally and internationally. We currently offer a broad range of products to our customers, including computer cables, connectors, installation products, data sharing devices, and fiber optic cables, as well as a complete selection of networking products, such as networking interface cards, hubs, transceivers, and repeaters for different networking topologies. We contract with various manufacturers to manufacture and assemble our products using designs and manufacturing specifications (including quality control) provided by us. Our products are manufactured from our own designs as well as from standard industry designs. We also assemble a small percentage of our products at our North Miami facility and at the facility of our subsidiary, Communications Components Company, Inc. Our manufacturers are located primarily in the Far East, allowing us to obtain competitive pricing for our products due to comparatively lower labor costs in the production of our products. We offer our products to a broad range of both original equipment manufacturer customers and retailers (such as computer superstores and dealers, and mail order customers) in North America, Latin America, Eastern and Western Europe, and Japan. Our networking products are marketed under the name "Signamax Connectivity Systems" and our OEM products are sold under the AESP name. We generally do not offer our products to end users.

     Despite the current economic slowdown, we believe that industry trends will lead to an increased demand for the use of networking and computer connectivity products designed to maximize and enhance the functionality of computers, and thereby create a substantial potential market for our products. Our overriding mission is to design, manufacture and market networking and computer connectivity products which can integrate any computer into any network at any time. Our primary focus is to anticipate technological advancements and consumer preference as far in advance as possible, develop new products and improved features to meet such market demands and transform ideas from concept to market as quickly as possible.

     Our strategy is to increase revenues and operating income through internal growth combined with growth through acquisition. Since our initial public offering in 1997, we have completed six acquisitions and sold one of our operations. We are currently evaluating a number of acquisition opportunities, however, no binding agreements have been reached with respect to any acquisitions except the acquisition described below.

     On August 29, 2001, we completed the acquisition of Intelek spol. s.r.o for a purchase price of $1,065,700, consisting of $639,420 in cash ($426,280 of which was paid at the closing) and the issuance of 139,398 shares of our common stock. Founded in 1993, Intelek had 2000 fiscal year revenue of approximately $4.1 million. Intelek is a distributor and manufacturer of networking hardware and wireless networking products with offices in Brno and Prague, Czech Republic.

     On September 11, 2001, we entered into a non-binding letter of intent to acquire Leteng AS, Norway. The proposed purchase price is approximately $1.7 million, payable in a combination of cash and shares of our common stock. Leteng AS is a distributor of networking hardware and PC connectivity products based in Tynset, Norway. The transaction is subject to various conditions, including the execution of a definitive purchase agreement, approval by the Boards of Directors of both companies, and approval by our lender. The transaction, if completed, is expected to close before the end of the year.

     We are experiencing slower sales during the third quarter of 2001 than we experienced during the third quarter of 2000. We believe that the significant slowdown in our sales results from current worldwide economic conditions, particularly in the information technologies and telecommunications industries. We believe that these factors will continue to impact our results of operations for the discernable future. We currently estimate that our net sales for the third quarter of 2001 will range between $6.0 million and $6.6 million, compared to net sales of $7.8 million for the same period in 2000. We also currently estimate that we will experience a net loss for the 2001 third quarter of between $500,000 and $700,000, compared to net income of $201,000 for the third quarter of 2000. Estimates of our future performance are subject to assumptions, risks and uncertainties, and actual results may materially differ from these estimates.

     Our principal executive offices are located at 1810 N.E. 144th Street, North Miami, Florida 33180, and our telephone number is (305) 944-7710.

Securities Outstanding
----------------------

     We have 4,400,121 shares of common stock issued and outstanding as of the date of this prospectus.

Securities Registered
---------------------

     This prospectus relates to the resale of up to 2,332,702 shares of our common stock by the selling shareholders identified in the table on page 11 of this prospectus. The shares will be sold in the public market or in private transactions as set forth in the plan of distribution which is described in "Plan of Distribution."

Use of Proceeds
---------------

     Proceeds from resales of the shares of common stock offered hereby will benefit the selling shareholders. We will not receive any proceeds from the sale of the common stock offered through this prospectus. We will receive the proceeds from exercises of stock options underlying a portion of the registered shares.


                                  RISK FACTORS
                                  ------------

     AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK AND SHOULD ONLY BE MADE BY INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

     THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING AESP. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

     IN ADDITION, YOU SHOULD CAREFULLY CONSIDER THE INFORMATION INCORPORATED BY REFERENCE, AND INFORMATION THAT WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") FROM TIME TO TIME. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS, BUT THE INFORMATION MAY CHANGE AFTER SUCH DATE.

Forward Looking Statements

     The words "may," "will," "expect," "anticipate," "believe," "continue," "estimate," "project," "intend," and similar expressions used in this prospectus are intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events. You should also know that such statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions. Should any of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may differ materially from those included within the forward-looking statements.

Our Operating Results are Uncertain


  Our net income (loss) for the 1999 and 2000 fiscal years, and for the first six months of 2001, was $387,000, $712,000 and $(1,152,000), respectively. We also currently estimate that we will experience a net loss for the 2001 third quarter of between $500,000 and $700,000. While our revenues have grown substantially over the last few years, our expenses have also grown substantially as we have expended capital to create an infrastructure to support the current and future growth of our business. We cannot assure you that our revenues will continue to increase as a result of our increased spending. As described in the section captioned "Prospectus Summary--The Company," we are experiencing slower sales during the third quarter of 2001 than we experienced during the third quarter of 2000 due to the current worldwide economic conditions. If revenues grow more slowly than anticipated, or if operating expenses exceed expectations, we may be unable to achieve profitability.


Our Working Capital is Tight

     We operate our business using working capital derived from our operations and from funds available from our line of credit. We believe that growth requires working capital to support the increased levels of inventory necessary to meet customer demands and to support accounts receivable generated from increased sales. We also have working capital issues due to the fact that many of our assets are outside the United States and we have been unable to obtain borrowings supported by our non-U.S. assets. We have recently made efforts to improve our working capital availability through cost reductions, collections of accounts receivable and reductions in our inventory. We believe that our internally generated cash flow from operations combined with our line of credit will be sufficient to fund our current operations for the next 12 months, provided our efforts to increase our working capital are successful. We may also consider selling debt or equity securities in order to meet our current and future working capital requirements or to fund future acquisitions. If we are unable to generate sufficient cash flow from operations or in some other fashion, or reduce our expenses, our business will be materially and adversely affected.

Our Operating Results May Fluctuate

     Our quarterly and annual operating results are impacted by many factors, including the timing of orders and the availability of inventory to meet customer requirements. A large portion of our operating expenses are relatively fixed. Since we typically do not obtain long-term purchase orders or commitments from our customers, we must anticipate the future volume of orders based upon the historic purchasing patterns of our customers and upon our discussions with our customers as to their future requirements. Cancellations, reductions or delays in orders by a large customer or a group of customers could have a material adverse impact on our business, financial condition and results of operations.

We Will Not Pay Dividends Even If We Are Profitable

     We can make no assurances that our future operations will be profitable. Should our operations be profitable, it is likely that we would retain our earnings in order to finance future growth and expansion. Therefore, we do not presently intend to declare or pay cash dividends, and it is not likely that any dividends will be paid in the foreseeable future.

Our Industry Experiences Rapid Technological Change

     In general, the computer industry is characterized by rapidly changing technology. We must continuously update our existing products to keep them current with changing technology and must develop new products to take advantage of new technologies that could render existing products obsolete. These products must be compatible with the computers and other products with which they are used. Our future prospects are dependent in part on our ability to develop new products that address new technologies and achieve market acceptance. We may not be successful in these efforts. If we were unable, due to resource constraints or technological or other reasons, to develop and introduce such products in a timely manner, this inability could have a material adverse effect on our results of operations. In addition, due to the uncertainties associated with the evolving markets which we address, we may not be able to respond effectively to product demands, fluctuations, or to changing technologies or customer requirements and specifications.

The Computer Industry Is Cyclical

     The computer industry has been affected historically by general economic downturns, which have had an adverse economic effect upon manufacturers, distributors and retailers of computers and computer-related products. General economic downturns have traditionally had adverse effects upon the computer-related industry due to the restrictions on expenses for products of this industry during recessionary periods. We may not be able to predict or respond to such cycles within the industry.

     The networking and computer connectivity industry is also characterized by inevitable price erosion across the life cycle of products and technologies. To maintain our profitability in the face of constantly shrinking gross margins, our strategy is to seek out low cost producers without sacrificing quality and to seek to develop and maintain efficient internal operations allowing us to control our internal costs and expenses.

     While the market for networking and computer connectivity hardware is one of the fastest growing segments of the technology industry, the technology industry has historically experienced cyclical downturns. Any such downturns, unexpected changes in technology or shifts in the distribution channel for networking and computer connectivity equipment could have a materially adverse effect on us.

We Are Dependent on Third Parties for Manufacturing and Assembly; We Have No Supply Agreements

     We are dependent on a number of manufacturers, both domestic and foreign, for the manufacture and assembly of our products pursuant to our design specifications. Although we purchase our products from several different manufacturers, we often rely on an individual manufacturer to produce a particular line of products. Although we have several different product lines, and despite our efforts to minimize such reliance by having other manufacturers available should the need arise, these manufacturers are currently not bound by contract other than by individual purchase orders to supply us with our products. The loss of one or more manufacturers of original equipment manufacturer products may have a material adverse impact on our business. While most of the connectivity products sold by us are available from multiple sources, we may not be able to replace lost manufacturers of connectivity products with others offering products of the same quality, with timely delivery and/or similar terms.

     For the production of each specific type of product, we usually maintain an on-going relationship with several suppliers to insure against the possibility of problems with one supplier adversely impacting our business. For the production of original manufacturer products, we usually use a single supplier for each product, with other factories providing competitive price quotes and being available to supply the same product if a primary supplier fails to produce for reasons outside our control. However, we may not be able to easily replace a sole source of supply if required. In an effort to produce defect-free products and maintain good working relationships with our suppliers, we keep in contact with our suppliers, regularly inspecting the manufacturing facilities of the suppliers and implementing quality assurance programs in the supplier's factories.

     Over the last five years, we have progressively expanded our supplier base. Presently, we work with approximately 65 suppliers. We have one supplier (located in China), which supplied 11% of our purchases during 1999, 14% of our purchases during 2000 and 10% of our purchases during the first six months of 2001. No other source of supply accounted for more than 10% of our purchases during 1999, 2000 or for the first six months of 2001. We do not enter into supply or requirements contracts with our suppliers. We believe that purchase orders, as opposed to supply or requirement agreements, provide us with more flexibility in responding quickly to customer demand. Nevertheless, the loss of one or more of our suppliers could have an adverse impact on us.

We Utilize Foreign Suppliers and Manufacturers

     Most of the components we utilize in the manufacture and assembly of our products are obtained from foreign countries and a majority of our products are manufactured or assembled in foreign countries, such as the United Kingdom, China and Taiwan. The risks of doing business with companies in these areas include potential adverse changes in the diplomatic relations of foreign countries with the United States, changes in the relative purchasing power of the United States dollar, hostility from local populations, changes in exchange controls and the instability of foreign governments, increases in tariffs or duties, changes in China's or other countries' most favored nation trading status, changes in trade treaties, strikes in air or sea transportation, and possible future United States legislation with respect to import quotas on products from foreign countries and anti-dumping legislation, any of which could result in delays in manufacturing, assembly and shipment and our inability to obtain supplies and finished products. Alternative sources of supply, manufacture or assembly may be more expensive. We utilize the services of an unaffiliated trading company in Taiwan which assists us in working with our suppliers in the Far East. Although we have not encountered significant difficulties in our transactions with foreign suppliers and manufacturers in the past, we may encounter such difficulties in the future.

Impact of Fluctuations in Interest Rates and Exchange Rates Could Affect Our Results

     We are exposed to market risk from changes in interest rates, and as a global company, we also face exposure to adverse movements in foreign currency exchange rates.

     Our earnings are affected by changes in short-term interest rates as a result of our credit facility. If short-term interest rates averaged 2% more in the first six months ended June 30, 2001, our interest expense would have increased, and loss before taxes would increase by $26,000; comparably, our interest expense would have increased, and income before taxes would decrease by $22,000 in the first six months ended June 30, 2000. In the event of a change of such magnitude, our management would likely take actions to mitigate its exposure to change.

     Our revenues and net worth are affected by foreign currency exchange rates due to having subsidiaries in Norway, Sweden, Germany and the Czech Republic. While our sales to our subsidiaries are denominated in U.S. dollars, each subsidiary owns assets and conducts business in its local currency. Upon consolidation, our subsidiaries' financial results are impacted by the value of the U.S. dollar. A uniform 10% strengthening as of June 30, 2001 in the value of the dollar would have resulted in reduced revenues of $599,000 for the six months ended June 30, 2001. A uniform 10% strengthening as of June 30, 2000 in the value of the dollar would have resulted in reduced revenues of $566,000 six months ended June 30, 2000. A uniform 10% strengthening as of June 30, 2001 in the value of the dollar would have resulted in a reduction of our consolidated net worth by $299,000. A uniform 10% strengthening as of June 30, 2000 in the value of the dollar would have resulted in a reduction of our consolidated net worth by $407,000. The strengthening of the value of the dollar has a lesser impact at June 30, 2001 versus 2000 since we sold our wholly owned Ukrainian subsidiary in January 2001. We periodically evaluate the materiality of foreign exchange risk and the financial instruments available to mitigate this exposure. We attempt to mitigate our foreign exchange exposures by maintaining assets in the exposed currency wherever possible. We find it impractical to hedge foreign currency exposure and as a result will continue to experience foreign currency gains and losses.

We Are Dependent on Third Parties for Distribution

     Substantially all of our revenues are derived from the sale of our products through third parties. Domestically, our products are sold to end users primarily through original equipment manufacturer customers, wholesale distributors, value added resellers, mail order companies, computer superstores and dealers. Internationally, our products are sold through wholesale distributors and mail order companies, dealers, value added resellers, as well as to original equipment manufacturer customers. Accordingly, we are dependent on the continued viability and financial stability of our resellers. Our resellers often offer products of several different companies, including, in many cases, products that are competitive with our products. Our resellers may discontinue purchasing our products or providing our products with adequate levels of support. The loss of, or a significant reduction in sales volume to, a significant number of our resellers could have a material adverse effect on our results of operations.

We Are Dependent on Significant Customers

     Our exclusive distributor in Russia accounted for 9.4% of our net sales in 1999, 11.5% of our net sales in 2000 and 15% of our net sales in the first six months of 2001. During these same periods, our top ten customers (including our Russian distributor) accounted for 32%, 38% and 42%, respectively, of our net sales. No other customer accounted for more than 10 percent of our net sales for the years ended 1999, 2000 or for the first six months of 2001. The loss of one or more significant customers could have a material adverse effect on our business and results of operations.

We Maintain Significant Inventory

     Although we monitor our inventory on a regular basis, we need to maintain a significant inventory in order to ensure prompt response to orders and to avoid backlogs. We may need to hold such inventory over long periods of time and the capital necessary to hold such inventory restricts the funds available for other corporate purposes. Holding inventory over long periods of time increases the risk of inventory obsolescence. A significant amount of obsolete inventory could have a material adverse effect on our business and our results of operations.

     We recorded provisions for inventory impairment totaling $578,000 in the second quarter of 2001 due to the sudden and significant decrease in demand for our products resulting from decreased spending on technology. These provisions were estimated based on the carrying value of current inventory balances compared to current sales prices and estimated future sales price analysis prepared by our sales departments for computer connectivity and networking products in each of our geographic areas of operations.

We Compete with Many Companies

     We compete with many companies that manufacture, distribute and sell computer connectivity and networking products. While these companies are largely fragmented throughout different sectors of the computer connectivity industry, a number of these companies have greater assets and possess greater financial and personnel resources than we do. Some of these competitors also carry product lines which we do not carry and provide services which we do not provide. Competitive pressure from these companies may materially adversely affect our business and financial condition in the future. In the event that more competitors begin to carry products which we carry and price competition with respect to our products significantly increases, competitive pressures could force us to reduce the prices of our products, which would result in reduced profit margins. Prolonged price competition would have a material adverse effect on our operating results and financial condition. A variety of other potential actions by our competitors, including increased promotion and accelerated introduction of new or enhanced products, could have a material adverse effect on our results of operations. We may not be able to compete successfully in the future.

Our Growth Strategy Includes Future Acquisitions: We May Not Be Able to Complete Any Acquisitions on Suitable Terms

     One element of our growth strategy involves growth through the acquisition of other companies, assets and/or product lines that would complement or expand our business. We are seeking companies which market to the networking, telecommunications, cable audio/video and computer industries. We believe that acquisitions, mergers, asset purchases or other strategic alliances in these categories should enable us to achieve operating leverage on our existing resource base. Our ability to expand by acquisition has been, and will continue to be limited by the availability of suitable acquisition candidates, in both the United States and internationally, and by our financial condition and the price of our Common Stock. Our ability to grow by acquisition is dependent upon, and will be limited by, the availability of suitable acquisition candidates and capital, and by restrictions contained in our credit agreement, which restrictions include maintaining certain minimum ratios of assets versus liabilities and not permitting any indebtedness, guarantees or liens which would materially affect our ability to repay our loan. In addition, acquisitions involve risks that could adversely affect our operating results, including the assimilation of the operations and personnel of acquired companies, the possible amortization of acquired intangible assets and the potential loss of key employees of acquired companies. We may not be able to complete any acquisitions on suitable terms. No material commitments or binding agreements have been entered into to date and we may not complete any acquisitions. Other than as required by our Articles of Incorporation, By-Laws, and applicable law, our shareholders generally will not be entitled to vote upon such acquisitions.

Our Credit Agreement Imposes Restrictions

     We have a $4.0 million revolving line of credit with a financial institution. The agreement governing the line of credit contains covenants that impose limitations on us (including the requirement that any acquisition which we propose to make be approved by the financial institution), limits our borrowings based upon a borrowing base formula tied to the value of our U.S. accounts receivable and inventory from time to time, and requires us to be in compliance with certain financial covenants. Our revolving line of credit currently expires in September 2002. If we fail to make required payments, or if we fail to comply with the various covenants contained in our credit agreement, the lender may be able to accelerate the maturity of such indebtedness. As of December 31, 2000, and June 30, 2001, we were in compliance with the required financial covenants in our credit agreement. Our U.S. receivables, inventory and other assets are pledged to the lender to secure our line of credit. To the extent that there is an increase in interest rates, or present borrowing arrangements are no longer available, our future growth could be adversely impacted.




We Rely on Executive Officers and Key Employees

     Our continued success is dependent to a significant degree upon the services of Slav Stein and Roman Briskin and upon our ability to attract and retain qualified personnel experienced in the various phases of our business. Our ability to operate successfully could be jeopardized if one or more of our executive officers were unavailable and capable successors were not found.

Our Principal Shareholders May Control Us Through the Election of the Entire Board of Directors

     Assuming no exercise of outstanding warrants and options, Messrs. Stein and Briskin own 1,362,014 shares of our Common Stock, representing approximately 30.1% of our outstanding Common Stock. Since our Articles of Incorporation and Bylaws do not provide for cumulative voting, as a result of their ownership of these securities, Messrs. Stein and Briskin are effectively able to control us through the election of our entire Board of Directors.

Our Stock May Be Subject to Great Price Volatility

     The market price of our Common Stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the stock market generally, and technology-related securities in particular, may experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. Such fluctuations, and general economic and market conditions, may adversely affect the market price of our Common Stock.

Anti-takeover Provisions May Discourage Certain Transactions

     Our Articles of Incorporation and Bylaws contain provisions that may have the effect of discouraging certain transactions involving an actual or threatened change of control of us. In addition, our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the preferences, rights and limitations of any such series without shareholder approval. In addition, our executive officers (Messrs. Stein and Briskin) have provisions in their employment agreements requiring us to pay each $750,000 in the event of a change in control of our company. Furthermore, such payments which exceed a certain level of compensation may not be deductible by us for federal corporate income tax purposes. The ability to issue preferred stock and the change in control payments could have the effect of discouraging unsolicited acquisition proposals or making it more difficult for a third party to gain control of our company, or otherwise could adversely affect the market price of our Common Stock.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock offered through this prospectus. We will receive the proceeds from exercises of the stock options underlying a portion of the registered shares, which will be used for general corporate purposes.

                             SELLING SHAREHOLDERS

     The following table sets forth the name of each selling shareholder, the total number of shares of our common stock beneficially owned by each of the selling shareholders on the date of this prospectus, and the total number of shares of common stock that each selling shareholder may offer and sell pursuant to this prospectus. Because the selling shareholders may offer all or a portion of the shares at any time and from time to time after the date hereof, the exact number of shares that each selling shareholder may retain upon completion of the offering cannot be determined at this time.

     We are registering certain of these shares of the selling shareholders as required by the subscription agreements between each of the selling shareholders and us.

     To our knowledge, none of the selling shareholders has had any material relationship with us during the past three years, except as set forth in the footnotes to the table.

                                              Number of              Number of
                                                Shares              Shares Being                                     Percentage
                                             Beneficially           Offered for               Shares                 of Shares
                                             Owned Prior              Selling              Beneficially                Owned
                                               To  the             Shareholders'          Owned after the            After the
Selling Shareholders                         Offering (1)             Account              Offering (2)             Offering (2)
--------------------                       --------------             -------              ------------             -------------
Slav Stein (3)(4)                              1,106,007              681,007                 425,000                     9.1%
Roman Briskin (3)(4)                           1,106,007              681,007                 425,000                     9.1%
Ivo Kravacek (5)                                 139,398              139,398                       0                       -
Financial Holdings and
Investments Corp.(6)                             200,000              200,000                       0                       -
Amik Realty LLC (7)                                5,000                5,000                       0                       -
Lynne G. Anderson (7)                              5,000                5,000                       0                       -
Steven and Sylvia Becker (7)                       5,000                5,000                       0                       -
Ross Bleustein (7)                                10,000               10,000                       0                       -
Rocco J. Brescia, Jr. (7)                         75,000               75,000                       0                       -
Stanley Charlse (7)                               12,500               12,500                       0                       -
David L. Cooke (7)                                 5,000                5,000                       0                       -
D & V Inc. (Vic Ferrara) (7)                      10,000               10,000                       0                       -
David R & D LLC (7)                               15,000               15,000                       0                       -
Omega Lending and Investments (7)                 25,000               25,000                       0                       -
Stephen A. Eaton (7)                               2,500                2,500                       0                       -
Thomas E. Fagan (7)                               25,000               25,000                       0                       -
James Freimuth (7)                                 2,500                2,500                       0                       -
Gori Family Limited Partnership (7)               50,000               50,000                       0                       -
Hillman Holdings, Navinchandra                                                                      0                       -
Parekh, Sole Proprietor (7)                       25,000               25,000
Marilyn J. Hochman Rev. Trust DTD
3/12/98, Marilyn J. Hochman and
Ricky D. Hayes TTEES(7)                           20,000               20,000                       0                       -
Martin Hodas (7)                                  50,000               50,000                       0                       -
Howard H. Humburg (7)                              5,000                5,000                       0                       -
Don A. Keener & Nancy L. Keener (7)                5,000                5,000                       0                       -


                                              Number of              Number of
                                                Shares              Shares Being                                     Percentage
                                             Beneficially           Offered for               Shares                 of Shares
                                             Owned Prior              Selling              Beneficially                Owned
                                               To  the             Shareholders'          Owned after the            After the
Selling Shareholders                         Offering (1)             Account              Offering (2)             Offering (2)
--------------------                       --------------             -------              ------------             -------------

Robert & Mary McCurdy Family Trust (7)            50,000                 50,000                 0                            -
John Miller (7)                                    4,750                  4,750                 0                            -
Flavio Morrocco (7)                                5,000                  5,000                 0                            -
Hiam Nammour (7)                                  10,000                 10,000                 0                            -
Craig Ortale (7)                                   5,000                  5,000                 0                            -
Dennis Oszust (7)                                  5,000                  5,000                 0                            -
Rajesh Patel (7)                                   2,500                  2,500                 0                            -
Pacific Mortgage (7)                               5,000                  5,000                 0                            -
Kenneth F. Piet and Shirley B. Piet (7)            9,500                  9,500                 0                            -
Kenneth Piet IRA (7)                              10,000                 10,000                 0                            -
Richard Schimmel (7)                               5,000                  5,000                 0                            -
Jonathan & Susan Shapiro (7)                      10,000                 10,000                 0                            -
Thomas E. Sharples (IRA) (7)                       5,950                  5,950                 0                            -
Thomas E. Sharples (7)                            18,700                 18,700                 0                            -
Traynor Family Living Trust DTD
11/7/94, William F. Traynor and
Janeth A. Traynor, TTEES (7)                       5,000                  5,000                 0                            -
Kenneth W. Trytko (7)                             10,000                 10,000                 0                            -
Gregory Weathers (7)                               5,000                  5,000                 0                            -
Anthony D. Wright (7)                              5,000                  5,000                 0                            -
Generation Capital Associates (7)                 25,000                 25,000                 0                            -
William Gonte (7)                                  5,000                  5,000                 0                            -
Susan M. Carastro and Kimberly
Skielnik (7)                                       5,000                  5,000                 0                            -
Robert Duke (7)                                    5,000                  5,000                 0                            -
John D. Floyd, Jr.(7)                              5,000                  5,000                 0                            -
Dennis Lesniak (7)                                 5,000                  5,000                 0                            -
Newbridge Securities Corporation (8)              57,390                 57,390                 0                            -
                                                               ----------------
                                                                      2,332,702
                                                               ----------------

_______________________
*       Less than one percent.
(1) As used herein, beneficial ownership means the sole power to vote, or direct the voting of, a security, or the sole or shared power to dispose, or direct the disposition of, a security. Except as otherwise indicated, each selling shareholder has beneficial ownership with respect to his/her shares of common stock.
(2) Assumes that all shares will be sold, that no additional shares will be acquired and that no shares other than those offered will be sold
(3)  Director and Executive Officer of the Company.
(4) Selling shareholder's ownership prior to sale of shares registered hereby includes options to purchase 425,000 shares of common stock issuable upon the exercise of vested stock options. Excludes unvested options to purchase 205,250 shares of common stock.
(5) Shares issued in connection with August 29, 2001 acquisition of Intelek spol. s.r.o.
(6) Shares underlying options granted to Roman Briskin and Slav Stein to purchase until December 27, 2006 an aggregate of 200,000 shares of common stock at an exercise price of $1.08 per share. Options have been assigned to Selling Shareholder, which has agreed to pay Messrs. Stein and Briskin $1.42 per share if they exercise the options before May 15, 2003. Selling Shareholder is the parent corporation of Newbridge Securities Corporation.
(7) Shares being registered for resale were sold in a private placement at a purchase price of $2.00 per share. Newbridge Securities Corporation acted as the placement agent of the offering. Shares are being registered hereunder pursuant to the requirements of a subscription agreement between this selling shareholder and us.
(8) Shares underlying warrants issued to Newbridge Securities, Inc. as part of its compensation in connection with the above-described private placement.

                             PLAN OF DISTRIBUTION

          The selling shareholders or pledgees may sell or distribute some or all of the shares from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve crosses and block transactions) on NASDAQ, privately negotiated transactions (including sales pursuant to pledges), in the over-the-counter market, or in transactions in which shares may be delivered in connection with the issuance of securities by issuers other than us that are exchangeable for (whether optional or mandatory), or payable in such shares (whether such securities are listed on a national securities exchanges or otherwise) or pursuant to which such shares may be distributed (which securities issued by others will, to the extent required by applicable law, be registered under the Securities Act), or in a combination of such transactions. Such transactions may be effected by the selling shareholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling shareholder (and if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. This Prospectus may be used, with our prior written consent, by donees of the selling shareholders, or by other persons acquiring shares and who wish to offer and sell such shares under circumstances requiring or making desirable its use.

          The selling shareholders and any such underwriters, brokers, dealers or agents or underwriters that participate with the selling shareholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting commissions or discounts under the Securities Act. Neither we nor the selling shareholders can presently estimate the amount of such compensation. We know of no existing arrangements between any selling shareholder and any other selling shareholder, underwriter, broker, dealer or other agent relating to the sale or distribution of the shares.

          Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market-making activities with respect to our common stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M, which provisions may limit the timing of the purchases and sales of shares by the selling shareholders.

          We have agreed to pay all fees and expenses incident to the registration of the shares, except commissions and discounts of underwriters, brokers, dealers or agents and fees and expenses of counsel or any other professionals or other advisors, if any, to the selling shareholders. Each selling shareholder may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     If shares are sold in an underwritten offering, the shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this Prospectus relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a supplement to this Prospectus, the obligations of the underwriters to purchase the shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the shares specified in such supplement if any such shares are purchased.

                                 LEGAL MATTERS

     The validity of the common stock being offered hereby has been passed on for us by Akerman, Senterfitt & Eidson, P.A., Miami, Florida.

                                    EXPERTS

     The financial statements incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                         _____________________________

                             2,332,702 SHARES OF
                              ADVANCED ELECTRONIC
                            SUPPORT PRODUCTS, INC.
                                 COMMON STOCK

                         _____________________________

                                  PROSPECTUS

                               OCTOBER __, 2001

                         _____________________________

                                    Part II
                    Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

  The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. All such fees and expenses shall be borne by the Company. The Company does not expect that the selling shareholder will pay any of the expenses of issuance and distribution in connection with the offer and sale of the Securities registered hereby.



Commission Registration Fee..........................................  $  2,012
Legal Fees and Expenses..............................................    25,000
Accounting Fees and Expenses.........................................    15,000
Printing, Engraving and Mailing Expenses.............................     5,000
Miscellaneous........................................................     2,988
                                                                        -------
   Total.............................................................  $ 50,000

Item 15. Indemnification of Directors and Officers

     Pursuant to the provisions of Section 607.0850(1) of the Florida Business Corporation Act, we have the power to indemnify any person who is or was a party to any proceeding (other than an action by us, or in our right), because such person is or was a director, an officer, an employee, or an agent of ours (or is or was serving at our request under specified capacities) against liability incurred in connection with such proceeding provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interest (and with respect to any criminal action or proceeding, such person had no reasonable cause to believe such person's conduct was unlawful).

     With respect to a proceeding by or in our right to procure a judgment in our favor, Section 607.0850(2) of the Florida Business Corporation Act provides that we shall have the power to indemnify any person who is or was a director, officer, employee, or agent of ours (or is or was serving at our request under specified capacities) against expenses and amounts paid in settlement not exceeding, in the judgment of our Board of Directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interest, except that no indemnification shall be made in a case in which such person shall have been adjudged to be liable to us unless and only to the extent that the court in which the proceeding was brought, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

     Indemnification as described above shall only be granted in a specific case upon a determination that indemnification is proper under the circumstances using the applicable standard of conduct which is made by (a) a majority of a quorum of directors who were not parties to such proceeding, (b) if such a quorum is not attainable or by majority vote of a committee designated by the Board of Directors consisting of two or more directors not parties to the proceeding, (c) by independent legal counsel selected by the Board of Directors described in the foregoing parts (a) and (b), or if a quorum cannot be obtained, then selected by a majority vote of the full Board of Directors, or (d) by our shareholder by a majority vote of a quorum consisting of shareholder who are not parties to such proceeding.

     Section 607.0850(12) of the Florida Business Corporation Act permits us to purchase and maintain insurance on behalf of any director, officer, employee or agent of ours (or one who is or was serving at our request in specified capacities) against any liability asserted against such person or incurred by such person in any such capacity whether or we have the power to indemnify such person against such liability.

Articles of Incorporation

     Our Articles of Incorporation provide for the indemnification of our directors and officers to the fullest extent permitted by Section 607.0850 of the Florida Business Corporation Act. The Articles of Incorporation further provide that the indemnification provided for therein shall not be exclusive of any rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholder or disinterested directors, or otherwise.

     The Articles also contain a provision that eliminates the personal liability of our directors to us for monetary damages unless the director has breached his or her fiduciary duty and such breach constitutes or includes certain violations of criminal law, a transaction from which the director derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct. This provision does not alter a director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

Securities and Exchange Commission Policy

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such, director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against the public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits


Exhibit
Number       Description
------       -----------

 5.1         Opinion of Akerman, Senterfitt & Eidson, P.A. (1)
23.1         Consent of BDO Seidman, LLP (2)
23.2         Consent of Akerman, Senterfitt & Eidson, P.A. (included in Exhibit
             5.1) (1)

(1) Previously Filed
(2) Filed Herewith

Item 17. Undertakings

(a)  The registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

           provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
           Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and authorized this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, this 22nd day of October, 2001.


                                    Advanced Electronic Support Products, Inc.


                                    By:  /s/ Slav Stein
                                       ------------------------------------
                                         Slav Stein
                                         President and Chief Executive Officer


     In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates stated.

Name                       Title                                Date
----                       -----                                ----

                           President, Chief Executive Officer   October 22, 2001
/s/ Slav Stein             and Director
--------------------------
Slav Stein


                           Executive Vice President, Secretary  October 22, 2001
/s/ Roman Briskin          and Director
--------------------------
Roman Briskin



/s/ Terrence R. Daidone    Director                             October 23, 2001
--------------------------
Terrence R. Daidone



/s/ William B. Coldrick    Director                             October 23, 2001
--------------------------
William B. Coldrick



/s/ Leonard Sokolow        Director                             October 23, 2001
--------------------------
Leonard Sokolow

                           Chief Financial Officer              October 22, 2001
                           (Chief Financial Officer and Chief
/s/ Roy Rafalco            Accounting Officer)
--------------------------
Roy Rafalco

                                 Exhibit Index


Exhibit
Number       Description
------       -----------
23.1         Consent of BDO Seidman, LLP